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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      DIVERSIFIED FINANCIAL RESOURCES CORP.
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                   25520Q 40 7
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                                 (CUSIP Number)

                                 April E. Frisby
                                 Weed & Co. LLP
                         4695 MacArthur Ct., Suite 1430
                             Newport Beach, CA 92660
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE:
Six copies of the statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  25520Q 40 7

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

April E. Frisby
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a).............................................................................
(b).............................................................................
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3. SEC Use Only.................................................................
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4. Source of Funds (See Instructions)

OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e). [ ].
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6. Citizenship or Place of Organization

United States
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Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:

1,020,000 shares of common stock*
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8. Shared Voting Power:
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9. Sole Dispositive Power:

1,020,000 shares of common stock*
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10. Shared Dispositive Power:
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:

1,020,000 shares of common stock*
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*Includes 1,000,000 shares underlying options to purchase common stock at an exercise price of $.05 per share.

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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13. Percent of Class Represented by Amount in Row (11): 30.2%**
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**Based on approximately 3,380,800 shares outstanding on August 15, 2005 after adjustment for the 2,000 to 1 reverse stock split on August 25, 2005 and exercise of the stock options held by Ms. Frisby.

14. Type of Reporting Person (See Instructions): IN
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ITEM 1.                Security and Issuer
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         Common Stock, No Par Value

         Diversified Financial Resources Corp.
         8765 Aero Dr., Suite 221
         San Diego, CA 92154

ITEM 2.                Identity and Background
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         (a)  Name:  April E. Frisby

         (b)  Residence or business address:

            4695 MacArthur Ct., Suite 1430
            Newport Beach, CA 92660

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

            Attorney
            Weed & Co. LLP
            4695 MacArthur Ct., Suite 1430
            Newport Beach, CA 92660

         (d,e) Legal Proceedings:

           During the last five years, Ms. Frisby has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           During the last five years, Ms. Frisby has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship:

            United States of America.


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ITEM 3.           Source and Amount of Funds or Other Consideration
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         On June 13, 2005, Diversified Financial Resources Corp. entered into a fee agreement for legal services with April Frisby of Weed & Co. LLP. Pursuant to this agreement, the company issued Ms. Frisby 20,000 shares of common stock (as adjusted for the 2,000 to 1 reverse stock split on August 25, 2005) and options to purchase 1,000,000 shares of common stock at an exercise price of $.05 per share. These options expire Dec. 31, 2010.

ITEM 4.                Purpose of Transaction
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            Please see Item 3.

ITEM 5.                Interest in Securities of the Issuer
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           (a) -(b) After adjustment for the reverse stock split on August 25,
           2005, Ms. Frisby owns 20,000 shares of common stock and has the right to acquire 1,000,000 shares of common stock within sixty days pursuant to her stock options. Based on 3,380,800 shares outstanding after conversion of the options held by Ms. Frisby and the number of shares outstanding on August 15, 2005 (as adjusted for the reverse stock split), Ms. Frisby will own 30.2% of the outstanding shares of the company. Ms. Frisby has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all 1,020,000 shares of common stock.
           (c) Not applicable.
           (d) Not applicable.
           (e) Not applicable.

ITEM 6.                Contracts, Arrangements, Understandings or Relationships
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with Respect to Securities of the Issuer
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         None.

ITEM 7.                Material to Be Filed as Exhibits
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         None.

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                                    Signature
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 6, 2005
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Date

/s/April E. Frisby
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Signature

April E. Frisby
______________________
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Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)